As filed with the Securities and Exchange Commission on June 27, 2025
File No. 333-284249
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
PRE-EFFECTIVE AMENDMENT NO. [ ]
POST-EFFECTIVE AMENDMENT NO. 1
JOHN HANCOCK INVESTMENT TRUST
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
200 BERKELEY STREET
BOSTON, MASSACHUSETTS 02116
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)
REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE
(800) 225-5291
CHRISTOPHER SECHLER, ESQ.
200 BERKELEY STREET
BOSTON, MASSACHUSETTS 02116
(NAME AND ADDRESS OF AGENT FOR SERVICE)
COPIES OF COMMUNICATIONS TO:
MARK P. GOSHKO, ESQ.
K&L GATES LLP
ONE CONGRESS STREET, SUITE 2900
BOSTON, MASSACHUSETTS 02114
This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.
Title of securities being registered: Shares of beneficial interest of the Registrant.
No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

JOHN HANCOCK INVESTMENT TRUST
CONTENTS OF REGISTRATION STATEMENT
This Registration Statement contains the following papers and documents:
Cover Sheet
Contents of Registration Statement
Part A — Proxy Statement and Prospectus - Incorporated herein by reference to the definitive form of Information Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on February 14, 2025, SEC accession number 0001193125-25-027164.
Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act, on February 14, 2025, SEC accession number 0001193125-25-027164.
Part C — Other Information
Signature Page
Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s definitive Registration Statement on Form N-14, filed on February 14, 2025: (i) the closing opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14; and (ii) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14. Part C of this Registration Statement has been updated as necessary.

JOHN HANCOCK INVESTMENT TRUST

PART C

OTHER INFORMATION

Item 15. Indemnification

No change from the information set forth in Item 30 of the most recently filed amendment to the Registration Statement of John Hancock Investment Trust (the “Registrant”) on Form N-1A under the 1933 Act and the Investment Company Act of 1940 Act, as amended (File Nos. 002-10156 and 811-00560) as filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2025 (accession number 0001193125-25-036712), which information is incorporated herein by reference.

ITEM 16 Exhibits

1(a)	Amended and Restated Declaration of Trust dated January 22, 2016. – previously filed as exhibit 99.(a) to post-effective amendment no. 154 (File Nos. 002-10156 and 811-00560) filed on February 25, 2016, accession number 0001133228-16-007639.

1(a)(1)	Amendment dated December 13, 2018 to the Amended and Restated Declaration of Trust dated January 22, 2016. – previously filed as exhibit 99.(a).1 to post-effective amendment no. 189 (File Nos. 002-10156 and 811-00560) filed on February 28, 2019, accession number 0001133228-19-000768.

2(a)	Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b) to post-effective amendment no. 98 (File Nos. 002-10156 and 811-00560) filed on May 2, 2005, accession number 0001010521-05-000151.

2(a)(1)	Amendment dated March 11, 2008 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).1 to post-effective amendment no. 111 (File Nos. 002-10156 and 811-00560) filed on February 27, 2009, accession number 0000950135-09-001332.

2(a)(2)	Amendment dated June 9, 2009 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).2 to post-effective amendment no. 113 (File Nos. 002-10156 and 811-00560) filed on December 17, 2009, accession number 0000950123-09-071584.

2(a)(3)	Amendment dated August 31, 2010 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).4 to post-effective amendment no. 115 (File Nos. 002-10156 and 811-00560) filed on February 25, 2011, accession number 0000950123-11-017991.

2(a)(4)	Amendment dated March 10, 2016 to the Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b).4 to post-effective amendment no. 156 (File Nos. 002-10156 and 811-00560) filed on March 14, 2016 accession number No. 0001133228-16-008195.

3	Not applicable.

4	Agreement and Plan of Reorganization – FILED HEREWITH.

5	See Exhibits 1 and 2.

6(a)	Amended and Restated Advisory Agreement dated June 30, 2020 between John Hancock Investment Trust (the “Registrant”) and John Hancock Investment Management LLC[1] (the “Advisor”). – previously filed as exhibit 99.(d) to post-effective amendment no. 205 (File Nos. 002-10156 and 811-00560) filed on July 27, 2020 accession number No. 0001133228-20-004475.

6(a)(1)	Amendment to Advisory Agreement dated March 30, 2023 between the Registrant and the Advisor relating to John Hancock Global Environmental Opportunities Fund. – previously filed as exhibit 99(d)(4) to post-effective amendment no. 225 (File Nos. 002-10156 and 811-00560) filed on February 26, 2024 accession number No. 0001193125-24-046174.

6(a)(2)	Subadvisory Agreement dated December 13, 2018 between the Advisor and Pictet Asset Management SA (“Pictet Subadvisory Agreement”). – previously filed as exhibit 99.(d).31 to post-effective amendment no. 185 filed on December 13, 2018, accession number 0001133228-18-006625.

6(a)(3)	Amendment dated September 28, 2023 to the Pictet Subadvisory Agreement. – previously filed as exhibit 99(d)(26) to post-effective amendment no. 225 filed on February 26, 2024 accession number 0001193125-24-046174.

7(a)	Amended and Restated Distribution Agreement dated June 30, 2020 between the Registrant and John Hancock Investment Management Distributors LLC (the “Distributor”). – previously filed as exhibit 99.(e) to post-effective amendment no. 205 (File Nos. 002-10156 and 811-00560) filed on July 27, 2020 accession number No. 0001133228-20-004475.

8	Not Applicable.

9(a)	Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A. – previously filed as exhibit 99.(g).1 to post-effective amendment no. 142 (File Nos. 002-10156 and 811-00560) filed on June 15, 2015, accession number 0001133228-15-002717.

9(a)(1)	Amendment dated August 1, 2019 to Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A. – previously filed as exhibit 99.(g).3 to post-effective amendment no. 205 (File Nos. 002-10156 and 811-00560) filed on July 27, 2020 accession number No. 0001133228-20-004475.

9(a)(2)	Amendment dated July 1, 2024 to Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank, N.A. – previously filed as exhibit 99.(g)(6) to post-effective amendment No. 229 (File Nos. 002-10156 and 811-00560) filed on December 20, 2024 accession number No. 0001193125-24-282678.

10(a)	Rule 18f-3 Plan. Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 dated October 23, 2020 (“18f-3 Plan”), for certain John Hancock Mutual Funds advised by John Hancock Investment Management LLC. – previously filed as exhibit 99.(n) to post-effective amendment No. 229 filed on December 20, 2024 accession number No. 0001193125-24-282678.

10(a)(1)	Amended and Restated Distribution Plan Pursuant to Rule 12b-1 dated June 30, 2020 relating to Class A Shares. – previously filed as exhibit 99.( m) to post-effective amendment no. 205 filed on July 27, 2020 accession number No. 0001133228-20-004475.

10(a)(2)	Amendment dated June 27, 2024 to Distribution Plan Pursuant to Rule 12b-1 dated June 30, 2020 relating to Class A Shares. – previously filed as exhibit 99.(m)(2) to post-effective amendment No. 228 filed on August 6, 2024 accession number No. 0001193125-24-194961.

11	Opinion and Consent of K&L Gates LLP regarding legality of issuance of shares and other matters. – previously filed as exhibit 11 to the registration statement on Form N-14 filed on January 13, 2025, accession number 0001193125-25-005307.

12(a)	Opinion of K&L Gates LLP on tax matters. – FILED HEREWITH

12(a)(1)	Consent of K&L Gates LLP – FILED HEREWITH

13(a)	Amended and Restated Transfer Agency and Service Agreement dated July 1, 2013 (“Restated Transfer Agency Agreement”) between John Hancock Mutual Funds advised by John Hancock Investment Management LLC and John Hancock Signature Services, Inc. – previously filed as exhibit 99.(h).5 to post-effective amendment no. 124 filed on December 19, 2013, accession number 0001133228-13-005026.

13(a)(1)	Amendment dated October 1, 2013 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99.(h).6 to post-effective amendment no. 124 filed on December 19, 2013, accession number 0001133228-13-005026.

13(a)(2)	Amendment dated December 14, 2023 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99(h)(6) to post-effective amendment no. 225 filed on February 26, 2024 accession number No. 0001193125-24-046174.

13(a)(3)	Amendment dated June 27, 2024 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99.(h)(5) to post-effective amendment No. 228 filed on August 6, 2024 accession number 0001193125-24-194961.

13(a)(4)	Amended and Restated Service Agreement dated June 24, 2021 between the Registrant and the Advisor. – previously filed as exhibit 99(h)(6) to post-effective amendment no. 166 filed on July 16, 2021 accession No. 0001133228-21-003918.

13(a)(5)	Service Agreement dated June 30, 2020 among the Registrant, the Advisor, and the Registrant’s Chief Compliance Officer. – previously filed as exhibit 99.(h).7 to post-effective amendment no. 205 (File Nos. 002-10156 and 811-00560) filed on July 27, 2020 accession number No. 0001133228-20-004475.

13(a)(6)	Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc. – previously filed as exhibit 99.(h).9 to post-effective amendment no. 142 (File Nos. 002-10156 and 811-00560) filed on June 15, 2015, accession number 0001133228-15-002717.

13(a)(7)	Amendment dated February 1, 2015 to Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc. – previously filed as exhibit 99.(h).10 to post-effective amendment no. 142 (File Nos. 002-10156 and 811-00560) filed on June 15, 2015, accession number 0001133228-15-002717.

13(a)(8)	Amendment dated September 1, 2019 to Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc. – previously filed as exhibit 99.(h).10 to post-effective amendment no. 205 (File Nos. 002-10156 and 811-00560) filed on July 27, 2020 accession number No. 0001133228-20-004475.

13(a)(9)	Amendment dated June 1, 2021 to Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc. – previously filed as exhibit 99(h)(11) to post-effective amendment no. 166 (File Nos. 002-10156 and 811-00560) filed on July 16, 2021 accession No. 0001133228-21-003918.

13(a)(10)	Form of Expense Limitation Letter Agreement and Voluntary Expense Limitation Notice dated December 12, 2024 between the Registrant and the Advisor. – previously filed as exhibit 99(h)(13) to post-effective amendment no. 230 filed on February 26, 2025, accession number 0001193125-25-036712.

13(a)(11)	Agreement to Waive Advisory Fees and Reimburse Expenses dated October 9, 2024 between the Registrant and the Advisor. – previously filed as exhibit 99(h)(14) to post-effective amendment no. 230 filed on February 26, 2025, accession number 0001193125-25-036712.

14	Consent of Independent Registered Accounting Firm. – previously filed as exhibit 14 to the registration statement on Form N-14 filed on January 13, 2025, accession number 0001193125-25-005307.

15	Not Applicable.

16	Power of Attorney dated December 12, 2025. – previously filed as exhibit 16 to the registration statement on Form N-14 filed on January 13, 2025, accession number 0001193125-25-005307.

17	Form of Proxy Card. – previously filed as exhibit 17 to the registration statement on Form N-14 filed on January 13, 2025, accession number 0001193125-25-005307.

1	Prior to June 28, 2019, John Hancock Investment Management LLC was known as John Hancock Advisers, LLC.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) the Registrant, John Hancock Investment Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 27th day of June, 2025.

JOHN HANCOCK INVESTMENT TRUST

By:	/s/ Kristie M. Feinberg
Name:	Kristie M. Feinberg
Title:	President (Chief Executive Officer and Principal Executive Officer)

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ Kristie M. Feinberg	President	June 27, 2025
Kristie M. Feinberg	(Chief Executive Officer and Principal Executive Officer)

/s/ Fernando A. Silva	Chief Financial Officer	June 27, 2025
Fernando A. Silva	(Principal Financial Officer and Principal Accounting Officer)

/s/ Andrew G. Arnott *	Trustee	June 27, 2025
Andrew G. Arnott

/s/ William K. Bacic *	Trustee	June 27, 2025
William K. Bacic

/s/ James R. Boyle *	Trustee	June 27, 2025
James R. Boyle

/s/ William H. Cunningham *	Trustee	June 27, 2025
William H. Cunningham

/s/ Noni L. Ellison *	Trustee	June 27, 2025
Noni L. Ellison

/s/ Grace K. Fey *	Trustee	June 27, 2025
Grace K. Fey

/s/ Dean C. Garfield *	Trustee	June 27, 2025
Dean C. Garfield

/s/ Deborah C. Jackson *	Trustee	June 27, 2025
Deborah C. Jackson

Signature	Title	Date

/s/ Paul Lorentz *	Trustee	June 27, 2025
Paul Lorentz

/s/ Hassell H. McClellan *	Trustee	June 27, 2025
Hassell H. McClellan

/s/ Frances G. Rathke *	Trustee	June 27, 2025
Frances G. Rathke

/s/ Thomas R. Wright *	Trustee	June 27, 2025
Thomas R. Wright

*	By: Power of Attorney

/s/ Mara Moldwin
By: Mara Moldwin
Attorney-in-Fact

*	Pursuant to Power of Attorney previously filed with the Trust’s registration statement on Form N-14 filed on January 13, 2025.

Exhibit Index

4	Agreement and Plan of Reorganization

12(a)	Opinion of K&L Gates LLP on tax matters

12(a)(1)	Consent of K&L Gates LLP